================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                ------------------------------------------------

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 6)

                                   AVAYA INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   053499 10 9
                                 (CUSIP NUMBER)

                                SCOTT A. ARENARE
                               WARBURG PINCUS LLC
                              466 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 878-0600
                ------------------------------------------------

                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES OF COMMUNICATION)

                ------------------------------------------------

                                 With a copy to:
                              ANDREW R. BROWNSTEIN
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

                                 AUGUST 1, 2005
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]


================================================================================

-----------------------                                  -----------------------
CUSIP NO. 053499 10 9            SCHEDULE 13D/A              (PAGE 2 OF 14)
-----------------------                                  -----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Warburg, Pincus Equity Partners, L.P.
                  I.R.S. Identification No. 13-3986317
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY                                                 [ ]
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
-------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER
       NUMBER OF                   - 0 -
        SHARES           ------ ------------------------------------------------
     BENEFICIALLY          8    SHARED VOTING POWER
       OWNED BY                    35,867,674*
         EACH            ------ ------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
      PERSON WITH                  - 0 -
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                   35,867,674*
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  35,867,674*
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.3%*
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  PN
-------- -----------------------------------------------------------------------



----------
*Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

-----------------------                                  -----------------------
CUSIP NO. 053499 10 9            SCHEDULE 13D/A              (PAGE 3 OF 14)
-----------------------                                  -----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Warburg Pincus Partners LLC
                  I.R.S. Identification No. 13-4069737
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY                                                 [ ]
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
-------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER
       NUMBER OF                   - 0 -
        SHARES           ------ ------------------------------------------------
     BENEFICIALLY          8    SHARED VOTING POWER
       OWNED BY                    37,955,211*
         EACH            ------ ------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
      PERSON WITH                  - 0 -
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                   37,955,211*
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  37,955,211*
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.7%*
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  OO
-------- -----------------------------------------------------------------------



----------
*Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

-----------------------                                  -----------------------
CUSIP NO. 053499 10 9            SCHEDULE 13D/A              (PAGE 4 OF 14)
-----------------------                                  -----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Warburg, Pincus & Co.
                  I.R.S. Identification No. 13-6358475
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY                                                 [ ]
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
-------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER
       NUMBER OF                   - 0 -
        SHARES           ------ ------------------------------------------------
     BENEFICIALLY          8    SHARED VOTING POWER
       OWNED BY                    37,955,211*
         EACH            ------ ------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
      PERSON WITH                  - 0 -
                         ------ ------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                   37,955,211*
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  37,955,211*
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.7%*
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  PN
-------- -----------------------------------------------------------------------



----------
*Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

-----------------------                                  -----------------------
CUSIP NO. 053499 10 9            SCHEDULE 13D/A              (PAGE 5 OF 14)
-----------------------                                  -----------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Warburg Pincus LLC
                  I.R.S. Identification No. 13-3536050
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  [X]
                                                                 (b)  [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY                                                 [ ]
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) or 2(e)                                [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
-------- -----------------------------------------------------------------------
                           7    SOLE VOTING POWER
       NUMBER OF                   - 0 -
        SHARES           ------ ------------------------------------------------
     BENEFICIALLY          8    SHARED VOTING POWER
       OWNED BY                    37,955,211*
         EACH            ------ ------------------------------------------------
       REPORTING           9    SOLE DISPOSITIVE POWER
      PERSON WITH                  - 0 -
                         ------ ------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                   37,955,211*
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  37,955,211*
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  7.7%*
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  OO
-------- -----------------------------------------------------------------------



----------
*Assumes the full exercise of the Series A Warrants, Series B Warrants and Series C Warrants in accordance with their terms.

CUSIP No. 053499 10 9            Schedule 13D/A               Page 6 of 14

                               AMENDMENT NO. 6 TO
                                  SCHEDULE 13D

                  Reference is made to the Statement on Schedule 13D filed on October 12, 2000 on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP, WP and WP Partners (as defined below), the "Reporting Entities"), as amended by Amendment No. 1 thereto filed on March 12, 2002, by Amendment No. 2 thereto filed on March 21, 2002, by Amendment No. 3 thereto filed December 24, 2002, by the Schedule TO/A filed February 6, 2003 by the Investors (as defined below), by Amendment No. 4 thereto filed on February 12, 2003 and by Amendment No. 5 thereto filed on October 23, 2003 (as so amended, the "Schedule 13D"). This Amendment No. 6 to the Schedule 13D amends the Schedule 13D as follows.

                  All capitalized terms used without definition in this Amendment No. 6 to Schedule 13D shall have the meanings set forth in the
Schedule 13D.

                  The lead-in paragraph of the Schedule 13D is replaced with the following:

                  This Schedule 13D is being filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg Pincus Partners, LLC, a New York limited liability company ("WP Partners") and a subsidiary of WP (as defined below), Warburg Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WPEP, WP and WP Partners, the "Reporting Entities"). This Schedule 13D relates to the common shares, par value $0.01, of Avaya Inc., a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the shares of common stock of the Company, par value $0.01 per share. The holdings of Common Stock of WP, WP LLC and WP Partners in this Schedule 13D include certain shares of Common Stock which are beneficially held by Warburg, Pincus Netherlands Equity Partners I, C.V. ("WPNEPI") and Warburg, Pincus Netherlands Equity Partners III, C.V. ("WPNEPIII" and, together with WPNEPI and WPEP, the "Investors"). WP, WP LLC, WP Partners and the Investors are referred to herein as the "Group Members."

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of the Schedule 13D is replaced with the following:

(a) This statement is filed by the Reporting Entities. The Group Members are deemed to be a group within the meaning of Rule 13d-5. The general partner of each of the Investors is WP Partners. WP is the managing member of WP Partners. WP LLC manages each of the Investors. The general partners of WP and the members of WP LLC are set forth on Schedule I hereto.

(b) The address of the principal business and principal office of each of the Reporting Entities and those persons listed on Schedule I is c/o Warburg Pincus & Co., 466 Lexington Avenue, New York, New York 10017.

(c) The principal business of each of the Investors is that of making private equity and related investments. The principal business of WP Partners is acting as the general partner of the

CUSIP No. 053499 10 9            Schedule 13D/A               Page 7 of 14

Investors and several other related partnerships. The principal business of WP is acting as the managing member of WP Partners. The principal business of WP LLC is acting as manager of the Investors and several other related partnerships.

(d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Except for WPNEPI and WPNEPIII, which are organized under the laws of The Netherlands and except as otherwise indicated on Schedule I, each of the individuals referred to in paragraphs (a) and (d) above is a United States citizen.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is replaced with the following:

(a) The Reporting Entities beneficially own shares of Common Stock by virtue of the Investors' ownership of 25,219,655 shares of Common Stock and ownership of the Series A, Series B and Series C Warrants, which are immediately exercisable for an aggregate of 12,735,556 shares of Common Stock. As of August 3, 2005, WP, WP Partners and WP LLC each beneficially owned an aggregate of 37,955,211 shares of Common Stock, assuming the full exercise of the Series A, Series B and Series C Warrants. Also as of that date, WPEP beneficially owned 35,867,674 shares of Common Stock, assuming the full exercise of the Series A, Series B and Series C Warrants. Of the shares beneficially owned by WP, WP Partners and WP LLC, 2,087,537 shares represent the aggregate shares of Common Stock beneficially owned by WPNEPI and WPNEPIII. By reason of WP's, WP Partner's and WP LLC's respective relationships with the Investors, under Rule 13d-3 under the Exchange Act, WP, WP Partners and WP LLC may be deemed to beneficially own all of the shares of Common Stock that are beneficially owned by these entities.

         Assuming the full exercise of the Series A, Series B and Series C Warrants, as of August 3, 2005, the 37,955,211 shares of Common Stock beneficially owned by the Reporting Entities represented approximately 7.7% of the outstanding shares of Common Stock, after giving effect to the issuance of Common Stock upon the full exercise of the Series A, Series B and Series C Warrants (based on 477,043,010 shares of Common Stock outstanding as of April 30, 2005 as set forth in a Quarterly Report on Form 10-Q filed by the Issuer on May 10, 2005).

         Assuming the full exercise of the Series A, Series B and Series C Warrants, as of August 3, 2005, the 35,867,674 shares of Common Stock beneficially owned by WPEP represented approximately 7.3% of the outstanding shares of Common Stock, after giving effect to the issuance of Common Stock upon the full exercise of the Series A, Series B and Series C Warrants beneficially owned by WPEP. Assuming the full exercise of the Series A, Series B and Series C Warrants, as of August 3, 2005, the 2,087,537 shares of Common Stock beneficially owned by WPNEPI and WPNEPIII represented less than 1.0% of the outstanding shares of Common Stock, after giving effect to the issuance of

CUSIP No. 053499 10 9            Schedule 13D/A               Page 8 of 14


         Common Stock upon the full exercise of the Series A, Series B and Series C Warrants beneficially owned by WPNEPI and WPNEPIII.

(b) The Reporting Entities have beneficial ownership of 37,955,211 shares of Common Stock, of which WPEP has beneficial ownership of 35,867,674 shares of Common Stock and WPNEPI and WPNEPIII have beneficial ownership of 2,087,537 shares of Common Stock. Of these 37,955,211 shares of Common Stock, 25,219,655 shares are represented by the shares of Common Stock and the balance of 12,735,556 are represented by shares of Common Stock purchasable upon full exercise of the Series A, Series B and Series C Warrants. WPEP, WPNEPI and WPNEPIII each share voting power and dispositive power over their holdings of such shares with WP LLC, WP Partners and WP.

(c) On August 1, 2005, the Investors distributed an aggregate of 9,999,994 shares of Common Stock to its partners. Except as described herein, during the last sixty days there were no transactions in shares of Common Stock effected by the Reporting Entities or, to the best of their knowledge, by any of the persons set forth on Schedule I to the
         Schedule 13D.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

(e)      Not applicable.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is amended by replacing Exhibit 1 thereto with the following:

Exhibit 1. Joint Filing Agreement, dated August 3, 2005, by and among the Group Members.

CUSIP No. 053499 10 9            Schedule 13D/A               Page 9 of 14


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:     August 3, 2005

                        WARBURG, PINCUS EQUITY PARTNERS, L.P.

                        By: Warburg Pincus Partners, LLC
                               its General Manager

                        By: Warburg Pincus & Co.,
                            its Managing Member

                            By:   /s/  Scott A. Arenare
                                  -------------------------------------------
                                  Name:    Scott A. Arenare
                                  Title:   Partner

                        WARBURG PINCUS PARTNERS, LLC

                        By:    Warburg Pincus & Co.,
                               its Managing Member

                        By:      /s/  Scott A. Arenare
                                 ---------------------
                        Name:    Scott A. Arenare
                        Title:   Partner

                        WARBURG PINCUS & Co.

                               By:   /s/  Scott A. Arenare
                                     -------------------------------------------
                                     Name:    Scott A. Arenare
                                     Title:   Partner

                        WARBURG PINCUS LLC

                               By:   /s/  Scott A. Arenare
                                     -------------------------------------------
                                     Name:    Scott A. Arenare
                                     Title:   Member

CUSIP No. 053499 10 9            Schedule 13D/A               Page 10 of 14


                        WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS I, C.V.

                        By: Warburg Pincus Partners, LLC
                               its General Partner

                        By: Warburg Pincus & Co.,
                            its Managing Member

                            By:   /s/  Scott A. Arenare
                                  -------------------------------------------
                                  Name:    Scott A. Arenare
                                  Title:   Partner



                        WARBURG, PINCUS NETHERLANDS EQUITY PARTNERS III, C.V.

                        By: Warburg Pincus Partners, LLC
                               its General Partner

                        By: Warburg Pincus & Co.,
                            its Managing Member

                            By:   /s/  Scott A. Arenare
                                  -------------------------------------------
                                  Name:    Scott A. Arenare
                                  Title:   Partner

CUSIP No. 053499 10 9            Schedule 13D/A               Page 11 of 14

                                                            SCHEDULE I


         Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. ("WP") and members of Warburg Pincus LLC ("WP LLC"). The sole general partner of Warburg, Pincus Equity Partners, L.P. ("WPEP") is Warburg Pincus Partners LLC ("WP Partners LLC"), a subsidiary of WP. WPEP, WP Partners LLC, WP and WP LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP

------------------------ -------------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                   TO POSITION WITH WP, AND POSITIONS
         NAME                           WITH THE REPORTING ENTITIES
------------------------ -------------------------------------------------------
Joel Ackerman            Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Scott A. Arenare         Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Gregory Back             Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
David Barr               Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Larry Bettino            Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Harold Brown             Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Sean D. Carney           Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Mark Colodny             Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Timothy J. Curt          Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
W. Bowman Cutter         Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Cary J. Davis            Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Oliver M. Goldstein      Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Michael Graff            Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Patrick T. Hackett       Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Jeffrey A. Harris        Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Stewart J. Hen           Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
William H. Janeway       Partner of WP; Member and Vice Chairman of WP LLC
------------------------ -------------------------------------------------------
Julie A. Johnson         Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Peter R. Kagan           Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Charles R. Kaye          Managing General Partner of WP; Managing Member and
                         Co-President of WP LLC
------------------------ -------------------------------------------------------
Henry Kressel            Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Joseph P. Landy          Managing General Partner of WP; Managing Member and
                         Co-President of WP LLC
------------------------ -------------------------------------------------------
Sidney Lapidus           Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Kewsong Lee              Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Jonathan S. Leff         Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Rodman W. Moorhead III   Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
James Neary              Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Dalip Pathak             Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Lionel I. Pincus         Partner of WP; Member and Chairman of WP LLC
------------------------ -------------------------------------------------------
Michael F. Profenius     Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Stan Raatz               Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Henry B. Schacht         Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Steven G. Schneider      Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Mimi Strouse             Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------

CUSIP No. 053499 10 9            Schedule 13D/A               Page 12 of 14

------------------------ -------------------------------------------------------
Barry Taylor             Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Christopher H. Turner    Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
John L. Vogelstein       Partner of WP; Member and Vice Chairman of WP LLC
------------------------ -------------------------------------------------------
John R. Vrolyk           Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Elizabeth H. Weatherman  Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
David J. Wenstrup        Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Rosanne Zimmerman        Partner of WP; Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Pincus & Company LLC*
------------------------ -------------------------------------------------------
NL & Co.**
------------------------ -------------------------------------------------------



---------------------
* New York limited liability company; primary activity is ownership interest in WP and WP LLC
** New York limited partnership; primary activity is ownership interest in WP.

CUSIP No. 053499 10 9            Schedule 13D/A               Page 13 of 14

                                MEMBERS OF WP LLC
                                -----------------

------------------------ -------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                   TO POSITION WITH WP LLC, AND POSITIONS
         NAME                           WITH THE REPORTING ENTITIES
------------------------ -------------------------------------------------------
Joel Ackerman            Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Scott A. Arenare         Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Gregory Back             Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
David Barr               Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Larry Bettino            Member and Managing Director of WP LLC, Partner of WP
------------------------ -------------------------------------------------------
Harold Brown             Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Sean D. Carney           Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Stephen John Coates (1)  Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Mark Colodny             Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Timothy J. Curt          Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
W. Bowman Cutter         Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Cary J. Davis            Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Oliver M. Goldstein      Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Michael Graff            Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Patrick T. Hackett       Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Jeffrey A. Harris        Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Stewart J. Hen           Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Sung-Jin Hwang (2)       Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
William H. Janeway       Member and Vice Chairman of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Julie A. Johnson         Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Peter R. Kagan           Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Charles R. Kaye          Managing Member and Co-President of WP LLC; Managing
                         General Partner of WP
------------------------ -------------------------------------------------------
Rajesh Khanna (3)        Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Henry Kressel            Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Joseph P. Landy          Managing Member and Co-President of WP LLC; Managing
                         General Partner of WP
------------------------ -------------------------------------------------------
Sidney Lapidus           Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Kewsong Lee              Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Jonathan S. Leff         Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
David Li (4)             Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Nicholas J. Lowcock (1)  Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
John W. MacIntosh (5)    Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Rodman W. Moorhead III   Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
James Neary              Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Bilge Ogut (6)           Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Dalip Pathak             Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Lionel I. Pincus         Member and Chairman of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Pulak Chandan Prasad (3) Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Michael F. Profenius     Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Stan Raatz               Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Henry B. Schacht         Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Steven G. Schneider      Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Joseph C. Schull (5)     Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Mimi Strouse             Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Chang Q. Sun (4)         Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------

CUSIP No. 053499 10 9            SCHEDULE 13D/A               Page 14 of 14

------------------------ -------------------------------------------------------
Barry Taylor             Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Christopher H. Turner    Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
John L. Vogelstein       Member and Vice Chairman of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
John R. Vrolyk           Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Elizabeth H. Weatherman  Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
David J. Wenstrup        Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Peter Wilson (1)         Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Jeremy S. Young (1)      Member and Managing Director of WP LLC
------------------------ -------------------------------------------------------
Rosanne Zimmerman        Member and Managing Director of WP LLC; Partner of WP
------------------------ -------------------------------------------------------
Pincus & Company LLC*
------------------------ -------------------------------------------------------


   (1) Citizen of United Kingdom
   (2) Citizen of Korea
   (3) Citizen of India
   (4) Citizen of Hong Kong
   (5) Citizen of Canada
   (6) Citizen of Turkey

* New York limited liability company; primary activity is ownership interest in WP and WP LLC


As of July 1, 2005